SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LINE Corporation
(Registrant)

June 26, 2017	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

Line Corporation Introduces Employee Stock Ownership Plan (Determination of the Details)

TOKYO--(BUSINESS WIRE)--June 26, 2017--LINE Corporation (NYSE:LN) (TOKYO:3938) (Headquarters: Shinjuku-ku, Tokyo, Japan; President & CEO: Takeshi Idezawa; hereinafter the “Company”) announced on February 23, 2017, the introduction of an Employee Stock Ownership Plan (J-ESOP; hereinafter called the “Plan”; and the trust to be established based on the trust agreement concluded with Mizuho Trust & Banking Co., Ltd. for the Plan, hereinafter called the “Trust”) and has now determined the details, including the date of establishment of the Trust, etc. at the Board of Directors Meeting held today.

In conjunction with the introduction of the Plan, the Company has simultaneously decided to assign 1,007,810 new shares (3,999,997,890 yen) to Trust & Custody Services Bank, Ltd. (Trust E). For details, please refer to “Notice Regarding the Offering of Shares to Be Issued through Third-Party Allotment in Accordance with the Introduction of the Employee Stock Ownership Plan” dated today.

1. Overview of the Trust

(1) Type of Trust: Trust of money other than money trust (third-party trust)
(2) Purpose of Trust:	To provide stock of the Company and other assets to beneficiaries, in accordance with the Regulations on Stock Compensation
(3) Trustor: The Company
(4) Trustee: Mizuho Trust & Banking Co., Ltd.
(Mizuho Trust & Banking Co., Ltd. will conclude a comprehensive trust agreement with Trust & Custody Services Bank, Ltd., which will become the successor trustee)
(5) Beneficiary:	Persons who have acquired the right to receive assets pursuant to the provisions of the Regulations on Stock Compensation
(6) Trust Agreement Date: June26, 2017
(7) Trust Period: From June 26, 2017 to the termination of the Trust
(The Trust termination date is not yet decided; the Trust will continue as long as the Plan continues.)
(8) Plan Start Date: July 18, 2017 (tentative)
(9) Share Acquisition Date: July 18, 2017 (tentative)
(10) Share Acquisition Amount: 3,999,997,890 yen (tentative)

Notice Regarding the Offering of Shares to Be Issued through Third-Party Allotment in Accordance with the Introduction of the Employee Stock Ownership Plan

LINE Corporation (Headquarters: Shinjuku-ku, Tokyo, Japan; President & CEO: Takeshi Idezawa; the “Company”) announces that it passed a resolution at its board meeting held today to conduct an offering of shares by means of a third-party allotment (the “Third-Party Allotment”), in accordance with the introduction of an Employee Stock Ownership Plan (J-ESOP; the “Plan”) that was announced on February 23, 2017, as follows.

1. Overview of the offering

(1)	Payment date	Tuesday, July 18, 2017
(2)	Type and number of shares to be issued	1,007,810 shares of common stock
(3)	Issue price	3,969 yen per share
(4)	Total issue price	3,999,997,890 yen
(5)	Method of offering or allotment	Third-party allotment
(6)	Prospective Allottee	Trust & Custody Services Bank, Ltd. (Trust E)
(7)	Other	The offering is subject to notification in accordance with the Financial Instruments and Exchange Act being effective.

2. Purpose and reasons for the offering

The Company announced its introduction of the Plan on February 23, 2017, and then passed a resolution regarding detailed matters of the Plan at its board meeting held today. (For a summary of the Plan, please see the “Notice Regarding Introduction of Employee Stock Ownership Plan (Determination of the Details)” announced today.

The new shares to be issued through the Third-Party Allotment will be allotted to Trust & Custody Services Bank, Ltd. (Trust E) (the successor trustee entrusted by Mizuho Trust & Banking Co., Ltd., the trustee for the Plan) that is in charge of holding and disposing of the Company’s shares and is established upon introduction of the Plan.

3. Amount, use, and scheduled timing of use of funds to be procured

(1) Amount of funds to be procured (estimated net amount after expenses)

Total amount to be paid (yen)		Estimated expenses of issuance (yen)	Estimated net amount after expenses (yen)
3,999,997,890 yen		－	3,999,997,890 yen
Notes)	1.	The “Estimated expenses of issuance” are paid apart from “Total amount to be paid,” and the “Total amount to be paid” wholly becomes the “Estimated net amount after expenses.”
	2.

The “Estimated expenses of issuance” are 21,250,000 yen, and they do not include consumption tax or the like. They includes estimated registration expenses, advisory fees and expenses of listing on a stock exchange.

(2) Use of the funds to be procured

The estimated net amount after expenses of 3,999,997,890 yen mentioned above will be appropriated entirely to operating funds, including payment of expenses on and after the payment date. The funds will be managed in the Company’s bank account until they are used for the above purpose.

4. View on reasonableness of use of funds

The Company believes that the planned use of the funds to be procured by issuing new shares through the Third-Party Allotment is reasonable, as it will contribute to the operation of the Company’s business.

5. Reasonableness of issuance terms and conditions

(1) Basis for calculation of issue price and details thereof

In order to determine the issue price non-arbitrarily, the Company set the issue price at 3,969 yen (any fraction less than one yen is rounded off), the average closing price of the Company’s common stock traded on Tokyo Stock Exchange, Inc. during the one-month period from May 24, 2017, to the day immediately preceding the Board of Directors meeting at which the resolution for the Third-Party Allotment was passed (June 23, 2017). The reason for adopting the average closing price of the Company’s common stock traded on the Tokyo Stock Exchange during the one-month period immediately preceding the resolution at the Board of Directors meeting is because the Company considers that it is more objective and reasonable as a calculation base to use the leveled value of the average share price over a certain period, rather than using the price at a specific point, since special factors such as temporary fluctuations in the share price are eliminated. In addition, the reason why the Company has adopted the most recent one-month period as the calculation period is that the Company believes it is more reasonable to adopt a certain period in which the average share price is closest to the most recent market price than to adopt the most recent three or six months.

The issue price of 3,969 yen is equal to (i) the closing price (3,995 yen) of the Company’s stock on the business day immediately preceding the date of the resolution at the board meeting multiplied by 99.35%; (ii) the average of the closing prices (3,988 yen, any fraction less than one yen is rounded off) of the Company’s stock during the three months starting from the business day immediately preceding the date of resolution at the board meeting multiplied by 99.52%, and (iii) the average of the closing prices (3,935 yen, any fraction less than one yen is rounded off) of the Company’s stock during the six months starting from the business day immediately preceding the date of resolution at the board meeting multiplied by 100.86%. Taking these into consideration, the Company believes that the issue price for the Third-Party Allotment is not especially favorable to the prospective allottee and is reasonable.

Regarding the issue price stated above, 3 Corporate Auditors who attended the board meeting (2 of which are outside Corporate Auditors) have expressed their opinion that the price is not especially favorable to the prospective allottee.

(2) Basis for assessing that the number of shares to be issued and level of share dilution are reasonable

The number of shares to be issued through the Third-Party Allotment corresponds to the number of shares expected to be granted to the employees of the Company and those of its subsidiaries (“Relevant Employees”) during the trust period in accordance with the Regulations on Stock Compensation; and it will be 0.46% of the total issued and outstanding shares (219,309,500 shares) as of May 31, 2017 (rounded off to two decimal places) and 0.46% of the total voting rights (2,192,959 voting rights) as of May 31, 2017 (rounded off to two decimal places). It is unlikely that the shares involving the Third-Party Allotment may be placed on a stock market all at once. In addition, the Third-Party Allotment will enhance morale and motivation of the Relevant Employees and contribute to securing excellent human resources and their long-term success, thereby enhancing the Company’s corporate value. As such, the Company believes that the level of share dilution is reasonable, and there will only be a minor effect on the secondary market.

6. Reason for selection of prospective allottee

(1)	Overview of the prospective allottee

1)	Name:	Trust & Custody Services Bank, Ltd. (Trust E)

2)	Details of Trust Agreement (J-ESOP Agreement):
	Type of Trust:	Trust of money other than monetary trust (third-party trust)
	Purpose of Trust:	To provide stock of the Company and other assets to beneficiaries, in accordance with the Regulations on Stock Compensation
	Trustor:	The Company
	Trustee:	Mizuho Trust & Banking Co., Ltd.
Mizuho Trust & Banking Co., Ltd. will conclude a comprehensive trust agreement with Trust & Custody Services Bank, Ltd., which will become the successor trustee.
	Beneficiaries:	Persons who have acquired the right to receive assets pursuant to the provisions of the Regulations on Stock Compensation
	Trust Agreement Date:	June 26, 2017
	Trust Period:	From June 26, 2017 to the termination of the Trust
	Share Acquisition Date:	July 18, 2017 (tentative)

3)	Relationship between the listed company and the prospective allottee:

There is no capital relationship, personnel relationship or business relationship between the Company and the prospective allottee. The prospective allottee is not a related party of the Company.

(1) Name			Trust & Custody Services Bank, Ltd.
(2) Address			Tower Z, Harumi Triton Square, 8-12, Harumi 1-chome, Chuo-ku, Tokyo
(3) Name and title of representative			Akira Moriwaki, President & CEO
(4) Business description			Master trust services, asset administration services for securities, asset administration services for defined contribution pensions
(5) Capital			50,000 million yen
(6) Date of establishment			January 22, 2001
(7) Number of shares issued and outstanding			1,000,000 shares
(8) Fiscal year end			March 31
(9) Number of employees			653 (as of September 30, 2016)
(10) Main business partners			Business corporations and financial corporations
(11) Main banks			-
(12) Major shareholders and their shareholding ratio			Mizuho Financial Group, Inc. 54% The Dai-ichi Life Insurance Company, Limited 16% Asahi Mutual Life Insurance Company 10%
(13) Relationship between the parties			Capital relationship: N/A
			Personnel relationship: N/A
			Business relationship: N/A
			Ties to related parties: N/A
(14) Business results and financial conditions over the last three fiscal years (unit: million yen, unless otherwise specified)
Fiscal year ended	March 31, 2015	March 31, 2016	March 31, 2017
Net assets	59,419	60,385	60,771
Total assets	1,993,528	5,473,232	11,424,703
Net assets per share (yen)	59,419	60,385	60,771
Ordinary revenue	23,785	24,500	23,462
Ordinary income	1,792	1,721	990
Net income	1,129	1,129	674
Net income per share (yen)	1,129.20	1,129.27	674.44
Dividends per share (yen)	230.00	230.00	135.00
*	Trust & Custody Services Bank, Ltd. is a subsidiary of Mizuho Financial Group, Inc.; based on our research on public information posted on Mizuho’s website and disclosure materials (such as the Business Code of Conduct), the Company confirmed that none of the prospective allottee nor its officers or major shareholders (major contributors) have any connection with anti-social forces, and submitted a confirmation letter to that effect to Tokyo Stock Exchange, Inc.

(2) Reason for selecting the prospective allottee

In accordance with the introduction of the trust to be created under the trust agreement to be executed with Mizuho Trust & Banking Co., Ltd. regarding the Plan, the Company allots the shares to the Trust E opened at Trust & Custody Services Bank, Ltd., the successor trustee, pursuant to the trust agreement.

(3) Prospective allottee’s policy on holding shares

In accordance with the above-mentioned trust agreement, the prospective allottee, Trust & Custody Services Bank, Ltd. (Trust E), will possess the shares of the Company in order to provide the trust assets (such as shares of the Company) to the beneficiaries during the Trust Period, in accordance with the Regulations on Stock Compensation.

If the prospective allottee, Trust & Custody Services Bank, Ltd. (Trust E), transfers all or part of the allotted shares within two years from the payment date (July 18, 2017), the Company will obtain from the prospective allottee informal consent to concluding a pledge agreement with the Company, under which the prospective allottee shall immediately report to the Company, in writing, the purchaser’s name and address, the number of shares transferred, the transfer date, transfer price, transfer reason, transfer method, etc., thereof, and the Company shall report the details of the report to the Tokyo Stock Exchange, Inc.; and the details of the report shall be made available for public inspection.

(4) Confirmation that the prospective allottee has the funds required for payment

The Company has confirmed through the J-ESOP Trust Agreement that with respect to the monetary equivalent to the funds required for payment by the prospective allottee, the initial trust money to be contributed by the Company to the Plan will exist within the trust assets as of the allotment date, as stated in the “Notice Regarding Introduction of Employee Stock Ownership Plan (Determination of the Details)” announced today.

For details, please refer to the “Notice Regarding Introduction of Employee Stock Ownership Plan (Determination of the Details)” announced today.

7. Major shareholders and shareholding ratios after the offering

Before the offering (as of May 31, 2017)		After the offering
NAVER CORPORATION	79.80%	NAVER CORPORATION	79.43%
MOXLEY & CO LLC	5.13%	MOXLEY & CO LLC	5.11%
CBHK－KOREA SECURITIES DEPOSITORY -SAMSUNG	0.72%	CBHK－KOREA SECURITIES DEPOSITORY -SAMSUNG	0.71%
The Master Trust Bank of Japan, Ltd. (trust account)	0.45%	Trust & Custody Services Bank, Ltd. (Trust E)	0.46%
BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE -AC)	0.37%	The Master Trust Bank of Japan, Ltd. (trust account)	0.45%
Japan Trustee Service Trust Bank, Ltd. (trust account)	0.32%	BNY GCM CLIENT ACCOUNT JPRD AC ISG (FE -AC)	0.37%
BNP PARIBAS SECURITIES SERVICES LUXEMBOURG/ JASDEC/ HENDERSON HHF SICAV	0.25%	Japan Trustee Service Trust Bank, Ltd. (trust account)	0.32%
STATE STREET BANK WEST CLIENT -TREATY 505234	0.24%	BNP PARIBAS SECURITIES SERVICES LUXEMBOURG/ JASDEC/ HENDERSON HHF SICAV	0.25%
THE BANK OF NEW YORK 134168	0.24%	STATE STREET BANK WEST CLIENT -TREATY 505234	0.24%
RBC IST 15 PCT LENDING ACCOUNT - CLIENT ACCOUNT	0.22%	THE BANK OF NEW YORK 134168	0.24%
Note)	1.	The major shareholders and shareholding ratios after the offering are based on the register of shareholders as of May 31, 2017.
	2.	The foregoing shareholding ratios are the ratios of voting rights held against the total number of voting rights.

8. Outlook for the future

There will be a minor impact on the business prospect for the current fiscal year.

9. Procedures under the Business Code of Conduct

Since the Third-Party Allotment (i) results in share dilution of less than 25%, and (ii) does not cause a change in controlling shareholder, obtaining an opinion from an independent third party and confirming the intention of the shareholders as set forth in Article 432 of the Securities Listing Regulations established by the Tokyo Stock Exchange, Inc. are not required.

10. Business results and equity finance position for the past three fiscal years

(1) Results for the past three years (Consolidated)
Fiscal year ended	December 31, 2014	December 31, 2015	December 31, 2016
Revenue	86,366 million yen	120,405 million yen	140,704 million yen
Profit before tax from continuing operations (△ shows loss)	6,262 million yen	△530 million yen	17,989 million yen
Profit for the period (△ shows loss)	2,004 million yen	△7,972 million yen	7,103 million yen
Profit attributable to the shareholders of the Company (△ shows loss)	4,206 million yen	△7,581 million yen	6,762 million yen
Basic earnings per share (△ shows loss)	24.05 yen	△43.33 yen	34.84 yen
Dividends per share	- yen	- yen	- yen
Equity attributable to the shareholders of the Company	71.41 yen	101.39 yen	738.53 yen
Note)	The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS).

(2) Number of issued and outstanding shares and number of potential shares (as of May 31, 2017)
	Number of shares	Percentage of issued and outstanding shares
Number of issued and outstanding shares	219,309,500	100.0%
Number of potential shares at current conversion price (strike price)	21,371,500	9.74%
Number of potential shares at lower-limit conversion price (strike price)	-	-
Number of potential shares at upper-limit conversion price (strike price)	-	-
Note)	“Potential shares” refers to shares convertible from stock options.

(3) Recent stock prices

1) Most recent three years

Fiscal year ended	December 31, 2014	December 31, 2015	December 31, 2016
Opening price	- yen	- yen	4,900 yen
High	- yen	- yen	5,230 yen
Low	- yen	- yen	3,780 yen
Closing price	- yen	- yen	4,010 yen
Note)	The Company listed on Tokyo Stock Exchange on July 15, 2016, therefore there are no applicable stock prices before that.

2) Most recent six months

	December 2016	January 2017	February 2017	March 2017	April 2017	May 2017
Opening price	4,450yen	3,990yen	3,590yen	3,830yen	4,245yen	3,810yen
High	4,465yen	4,195yen	3,950yen	4,320yen	4,370yen	3,935yen
Low	3,930yen	3,530yen	3,490yen	3,805yen	3,795yen	3,655yen
Closing price	4,010yen	3,625yen	3,870yen	4,275yen	3,865yen	3,810yen

3) Stock prices on the transaction day immediately preceding the date of resolution to issue new shares

As of June 23, 2017
Opening price	4,000yen
High	4,035yen
Low	3,980yen
Closing price	3,995yen

(4) Equity finance position during the most recent three years

  Issuance of new shares by public offering (domestic offering and overseas offering)

Payment date	For overseas offering: July 14, 2016 For domestic offering: July 15, 2016
Amount of funds to be procured	109,402,000,000 yen (estimated net amount after expenses)
Issue price	2,295 yen
Number of shares issued at the time of offering	174,992,000 shares
Number of shares issued through such offering	35,000,000 shares (For overseas offering: 22,000,000 shares; for domestic offering:13,000,000 shares)
Total number of shares issued after the offering	209,992,000 shares
Initial plan regarding use of funds upon issuance	For repayment of short-term borrowings and corporate bonds;

For capital investment;

For operating funds;

For investment in and financing for LINE Mobile Co., Ltd. (formerly LMN Co., Ltd.) that operates LINE mobile services, and LINE MUSIC Co., Ltd.;

For investment and financing through investment funds of the Company’s group, and investment under the growth policy via the LINE business portal service.

Planned timing of use of funds at the time of issuance	Repayment of short-term borrowings: FY ended December 2016

Repayment of corporate bonds: FY ended December 2016

Capital investment: FYs ended December 2016, December 2017, and December 2018

Operating funds: FYs ended December 2016, December 2017, and December 2018

Investment in and financing for LINE Mobile Co., Ltd. and LINE MUSIC Co., Ltd.: FY ended December 2016

The specific timing of the investment under the growth strategy was not determined.

Current status regarding use of funds	As originally planned, the funds are being used for the repayment of short-term borrowings and corporate bonds, capital investment, operating funds, investment in and financing for LINE Mobile Co., Ltd. and LINE MUSIC Co., Ltd., and investment under the growth strategy.

  Issuance of new shares through third-party allotment in accordance with domestic and overseas offering via over-allotment

Payment date	August 16, 2016
Amount of funds to be procured	16,545,375,000 yen (estimated net amount after expenses)
Issue price	2,295 yen
Number of shares issued at the time of offering	209,992,000 shares
Number of shares issued through such offering	5,250,000 shares
Total number of shares issued after the offering	215,242,000 shares
Allottees	(i) Nomura Securities Co., Ltd. 1,950,000 shares

(Capital increase by domestic third-party allotment)

(ii) Morgan Stanley & Co. LLC 3,300,000 shares

(Capital increase by overseas third-party allotment)

Initial plan regarding use of funds upon issuance	For investment under the growth policy via the LINE business portal service
Scheduled timing of use upon issuance	The timing was not determined.
Current appropriation status	The funds are being used for investment under the growth strategy regarding the LINE business portal segment.

11. Terms and Conditions of Issuance

(1)	Type and number of shares to be issued	1,007,810 shares of common stock
(2)	Issuance price	3,969 yen per share
(3)	Total issuance price	3,999,997,890 yen
(4)	Amount of stated capital to be increased	1,999,998,945 yen
(5)	Amount of capital reserve to be increased	1,999,998,945 yen
(6)	Payment date	Tuesday, July 18, 2017
(7)	Method of offering or allotment	Third-Party Allotment
(8)	Prospective allottees	Trust & Custody Services Bank, Ltd. (Trust E)
(9)	Other	The issuance is subject to notification in accordance with the Financial Instruments and Exchange Act being effective.

CONTACT:
LINE
Icho Saito, +81-3-4316-2104
Global PR
dl_gpr@linecorp.co